Mail Stop 3561

December 28, 2005

By U.S. Mail and Facsimile [(952) 937-7809]

Mr. Chad Lindbloom, CFO
C.H. Robinson Worldwide, Inc.
8100 Mitchell Road
Eden Prairie, Minnesota 55344-2248

      Re: C.H. Robinson Worldwide, Inc.
             Form 10-K for the fiscal year ended December 31, 2004
             Filed March 15, 2005
             File No. 000-23189

Dear Mr. Lindbloom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2004
Item 1. Business, page 1

1.   We note your discussion about your sourcing business. Please tell us more about your licensing agreements for national name brands, including your accounting policies for these agreements. In addition, please tell us whether you have any ongoing contractual arrangements or obligations with either the produce suppliers

or your produce customers, and if so, the related accounting treatment for these contracts. We may have additional comments upon review of your response. Consideration should also be given to expanding your disclosure about these items in your Revenue Recognition discussion within the Critical Accounting Policies section or in the notes to the financial statements, as appropriate.

Company's Annual Report
Overview, page 15

2.   Please tell us whether all of the branches provide services in all three of your lines of business (multimodal transportation services, fresh produce sources and fee-based information services), or whether some branches are specialized in either one or two of the business lines. If all services are not provided by each branch, please provide a supplemental schedule showing the services that are offered by each branch. In addition, please also tell us whether you have closed any unprofitable branches in any of the years presented.

Goodwill, page 22

3.   You indicate that you evaluate goodwill on an enterprise wide basis, based on the fact that you manage and report your operations as one segment. However, it would appear that your branches would meet the criteria for a reporting unit, as there is discrete financial information available and management regularly views the operating results of the component. In addition, paragraph 31 of SFAS 142 specifies that an entity that is not required to report segment information may still be required to test goodwill at the reporting unit level. Please tell us how you have considered this in determining your accounting policy for assessing the potential impairment of goodwill. This comment should also be considered in conjunction with our comment addressing segment reporting.

Note 1: Summary of Significant Accounting Policies
Segment Reporting and Geographic Information, page 28

4.   We note your disclosure regarding your consideration of SFAS 131, and conclusion that you operate in one business segment. However, based on your discussions throughout the document, it would appear that segment reporting would be necessary, either by branch, product line or geography. Specifically, you state that each branch is responsible for its own growth and profitability, and that employees are compensated based on the financial performance of the branch. You also disclose the fact that gross profits and operating income are available for each of the branches. As such, these branches appear to meet the definition of a segment per paragraph 10 of SFAS 131. Please tell us your basis for your apparent conclusion that segment disclosure is unnecessary, including your consideration of SFAS 131, or revise your disclosures accordingly.

Intangible Assets, page 29

5.   Please describe to us the nature of the asset characterized as "employee lists" and provide your basis in GAAP for recognizing it as an intangible asset apart from goodwill. If this asset represents assembled workforce, consider the guidance set forth in paragraphs B168 and B169 of SFAS 141 when preparing your response.

Reclassifications, page 30

6.   Any change to your policy for determining which items are treated as cash equivalents is a change in accounting principle that shall be effected by restating financial statements for earlier years presented for comparative purposes pursuant to paragraph 10 of SFAS 95. This type of change in the presentation of cash flows requires recognition in the auditor's report through the addition of an explanatory paragraph in accordance with AU 420.14. In this regard, it is our position that auction rate securities do not meet the definition of cash equivalents in SFAS 95. Please see Section 2-F of "Current Accounting and Disclosure Issues" in the Division of Corporation Finance dated March 4, 2005 for guidance. Accordingly, as the previously followed accounting principle was not acceptable or was applied incorrectly, the change may constitute the correction of an error. Please revise your disclosures and the accountant's report as appropriate or provide support for your apparent conclusion that your current presentation is adequate.

Note 3: Available-for-Sale Securities, page 31

7.   We note that you consider your investments to be highly liquid. However, given the relative significance of these investments to current assets and to stockholders' equity, please present the schedule of contractual maturities required by paragraph 20 of SFAS 115.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Accounting Branch Chief